SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 2)(1)


                        PRICE COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    741437305
                                 (CUSIP Number)

                                    Copy to:

Mr. Edward Grinacoff
21st Century Communications
  Partners, L.P.                        Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor            750 Lexington Avenue
New York, New York 10153                New York, New York 10022
Telephone (212) 754-8100                Telephone (212) 735-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    -1 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     21st Century Communications Partners, L.P.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
               7    Sole Voting Power

  Number of         309,350 shares                                        4.5%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    146,900 shares                                        2.1%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         309,350 shares                                        4.5%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    146,900 shares                                        2.1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     456,250 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -2 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     21st Century Communications T-E Partners, L.P.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
               7    Sole Voting Power

  Number of         105,252 shares                                        1.5%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    350,998 shares                                        5.1%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         105,252 shares                                        1.5%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    350,998 shares                                        5.1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     456,250 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -3 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     21st Century Communications Foreign Partners, L.P.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
               7    Sole Voting Power

  Number of         41,647 shares                                          .6%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    414,603 shares                                        6.0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         41,647 shares                                          .6%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    414,603 shares                                        6.0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     456,250 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -4 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Sandler Capital Management

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         342,200 shares                                        5.0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    456,250 shares                                        6.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         342,200 shares                                        5.0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    456,250 shares                                        6.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     798,450 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     11.6%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -5 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Michael J. Marocco

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,033,450 shares                                     15.0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,033,450 shares                                     15.0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,033,450 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     15.0%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -6 of 26-

CUSIP
No. 741437305                          13D
________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     John Kornreich

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,073,450 shares                                     15.6%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,073,450 shares                                     15.6%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,073,450 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     15.6%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -7 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Harvey Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         185,375 shares                                        2.7%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,050,950 shares                                     15.3%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         185,375 shares                                        2.7%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,050,950 shares                                     15.3%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,236,325 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     18.0%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -8 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Andrew Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,033,450 shares                                     15.0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,033,450 shares                                     15.0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,033,450 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     15.0%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -9 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Barry Rubenstein

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    456,250 shares                                        6.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    456,250 shares                                        6.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     456,250 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -10 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Barry Fingerhut

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    456,250 shares                                        6.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    456,250 shares                                        6.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     456,250 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN


================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -11 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Irwin Lieber

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    456,250 shares                                        6.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    456,250 shares                                        6.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     456,250 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -12 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Phyllis Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         17,500 shares                                         0.3%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    185,375 shares                                        2.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         17,500 shares                                         0.3%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    185,375 shares                                        2.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     202,875 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     3.0%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -13 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Sandler Associates

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         235,000 shares                                        3.4%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         235,000 shares                                        3.4%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     235,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     3.4%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -14 of 26-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     J.K. Media, L.P.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         40,000 shares                                         0.6%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         40,000 shares                                         0.6%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     40,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     0.6%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -15 of 26-

     This statement, dated February 27, 1998, constitutes Amendment No. 2 to the
Schedule 13D, dated October 6, 1997, regarding the reporting persons ownership of certain securities of Price Communications Corporation (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

     The information contained herein reflects a five-for-four stock split effected in December, 1997.

ITEM 2. Identity and Background

     14. J.K. Media, L.P., a limited partnership organized under the laws of the State of New York ("J.K. Media").

          (b)  Address:

                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

          (c)  Principal Occupation: Investments.

          (d)  No.

          (e)  No.

               John Kornreich is the general partner of J.K. Media.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the additional securities was the general working capital of Sandler Associates, the general working capital of J.K. Media, and the working capital in the personal investment accounts of Harvey Sandler and Phyllis Sandler.

     The amount of funds used in acquiring the shares of Common Stock are set forth below:

                                       Number of Shares          Purchase Price
                                       ----------------          --------------

     Sandler Associates                    10,000                   $90,625
     Harvey Sandler                        48,875                  $451,522
     Phyllis Sandler                        3,750                   $31,125
     J.K. Media                            40,000                  $362,500


                                   -16 of 26-

ITEM 4. Purpose of Transaction.

     The reporting persons acquired their securities for the purposes of investment.

     Other than the reporting persons purchase or sale of additional securities of the Issuer, no reporting person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 6,854,851 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 1997, as adjusted for a five-for-four stock split effected in December, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of February 27, 1998:

                                                 Shares of            Percentage of Shares
                                               Common Stock              of Common Stock
Name                                        Beneficially Owned(2)     Beneficially Owned(2)
----                                        ---------------------     ---------------------
21st Century Communications                      456,250(3)                   6.7%
Partners, L.P.
21st Century Communications T-E                  456,250(4)                   6.7%
Partners, L.P.
21st Century Communications Foreign              456,250(5)                   6.7%
Partners, L.P.
Sandler Capital Management                       798,450(6)                  11.6%



----------
(2)  Includes shares of Common Stock issuable upon the exercise of the Warrants.

(3) Includes 309,350 shares of Common Stock owned by 21st Century. 21st Century disclaims beneficial ownership of 105,252 shares of Common Stock owned by T-E and 41,647 shares of Common Stock owned by Foreign.

(4) Includes 105,252 shares of Common Stock owned by T-E. T-E disclaims beneficial ownership of 309,350 shares of Common Stock owned by 21st Century and 41,647 shares of Common Stock owned by Foreign.

(5) Includes 41,647 shares of Common Stock owned by Foreign. Foreign disclaims beneficial ownership of 309,350 shares of Common Stock owned by 21st Century and 105,252 shares of Common Stock owned by T-E.

(6) Includes 309,350 shares of Common Stock owned by 21st Century, 105,252 shares of Common Stock owned by T-E and 41,647 shares of Common Stock owned by Foreign. SCM disclaims beneficial ownership of 325,000 shares of Common Stock and 17,200 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.


                                   -17 of 26-

                                                 Shares of            Percentage of Shares
                                               Common Stock              of Common Stock
Name                                        Beneficially Owned(2)     Beneficially Owned(2)
----                                        ---------------------     ---------------------
Michael J. Marocco                              1,033,450(7,8)               15.0%
John Kornreich                                  1,073,450(7,8,12)            15.6%
Harvey Sandler                                  1,236,325(7,8,9,10)          18.0%
Andrew Sandler                                  1,033,450(7,8)               15.0%
Barry Rubenstein                                  456,250(7,11)               6.7%
Barry Fingerhut                                   456,250(7,11)               6.7%
Irwin Lieber                                      456,250(7,11)               6.7%
Phyllis Sandler                                   202,875(7,9,10)             3.0%
Sandler Associates                                235,000(12)                 3.4%
J.K. Media                                         40,000(13)                 0.6%

     (b) 21st Century has sole power to vote and to dispose of 309,350 shares of Common Stock, representing approximately 4.5% of the outstanding Common Stock. 21st Century may be deemed to have shared power to vote and to dispose of 146,900 shares of Common Stock, representing approximately 2.1% of the outstanding Common Stock.

     T-E has sole power to vote and to dispose of 105,252 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock. T-E may be deemed to have shared power to vote and to dispose of 350,998 shares of Common Stock, representing approximately 5.1% of the outstanding Common Stock.

     Foreign has sole power to vote and to dispose of 41,647 shares of Common Stock, representing approximately .6% of the outstanding Common Stock. Foreign may be deemed to have shared power to vote and to dispose of 414,603 shares of Common Stock, representing approximately 6.0% of the outstanding Common Stock.

     By virtue of being the general partner of SIP and the manager of certain accounts owning shares of Common Stock and Warrants with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 798,450


----------
(7) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her equity interest therein.

(8) Includes 309,350 shares of Common Stock owned by 21st Century, 105,252 shares of Common Stock owned by T-E, 41,647 shares of Common Stock owned by Foreign and 235,000 shares of Common Stock owned by Sandler Associates. The reporting person disclaims beneficial ownership of 325,000 shares of Common Stock and 17,200 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.

(9)  Includes 185,375 shares of Common Stock owned by Harvey Sandler.

(10) Includes 17,500 shares of Common Stock owned by Phyllis Sandler.

(11) Includes 309,350 shares of Common Stock owned by 21st Century, 105,252 shares of Common Stock owned by T-E and 41,647 shares of Common Stock owned by Foreign.

(12) Includes 235,000 shares of Common Stock owned by Sandler Associates.

(13) Includes 40,000 shares of Common Stock owned by J.K. Media.


                                   -18 of 26-
shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.6% of the outstanding Common Stock.

     By virtue of being the sole shareholder of MJDM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 1,033,450 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 15.0% of the outstanding Common Stock.

     By virtue of being the sole shareholder of Four JK Corp., a general partner of Sandler Associates and a general partner of J.K. Media, John Kornreich may be deemed to have shared power to vote and to dispose of 1,073,450 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 15.6% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp. a general partner of Sandler Associates, and the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 1,050,950 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 15.3% of the outstanding Common Stock. Harvey Sandler has sole power to vote and to dispose of 185,375 shares of Common Stock, representing approximately 2.7% of the outstanding Common Stock.

     By virtue of being a majority member of ALSI, LLC and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 1,033,450 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 15.0% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of Infomedia, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 456,250 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of Infomedia, Irwin Lieber may be deemed to have shared power to vote and to dispose of 456,250 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of Infomedia, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 456,250 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock.

     By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 185,375 shares of Common Stock, representing approximately 2.7% of the outstanding Common Stock. Phyllis Sandler has sole power to vote and to dispose of 17,500 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock.

     Sandler Associates has sole power to vote and to dispose of 235,000 shares of Common Stock, representing approximately 3.4% of the outstanding Common Stock.


                                   -19 of 26-

     J.K. Media has sole power to vote and to dispose of 40,000 shares of Common Stock, representing approximately 0.6% of the outstanding Common Stock.

     (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from December 27, 1997 through February 27, 1998, inclusive:

                                             Number of Shares
                           Purchase or        of Common Stock       Purchase or
Name of Shareholder         Sale Date       Purchased or (Sold)     Sale Price
-------------------         ---------       -------------------     ----------

Sandler Associates          02/24/98                 10,000            $9.0625

J.K. Media                  02/24/98                 40,000            $9.0625

Harvey Sandler              01/05/98                  4,500            $8.5625

                            02/24/98                  5,000            $9.25

                            02/27/98                 25,000            $9.7656

     All purchases of Common Stock were effected in open market transactions on the American Stock Exchange.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


ITEM 7. Material to be filed as Exhibits.

     Exhibit 7.01 Agreement effective as of February 27, 1998, among the reporting persons by which they have agreed to file this
                    Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).



                                   -20 of 26-

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.


Date: April 30, 1999


                         21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: Edward Grinacoff
                                            -----------------------------------
                                            Name: Edward Grinacoff
                                            Title: Secretary and Treasurer


                         21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: Edward Grinacoff
                                            -----------------------------------
                                            Name: Edward Grinacoff
                                            Title: Secretary and Treasurer


                         21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: Edward Grinacoff
                                            -----------------------------------
                                            Name: Edward Grinacoff
                                            Title: Secretary and Treasurer


                                   -21 of 26-

                                                  Michael J. Marocco
                                             -----------------------------------
                                                  Michael J. Marocco


                                                  John Kornreich
                                             -----------------------------------
                                                  John Kornreich


                                                  Harvey Sandler
                                             -----------------------------------
                                                  Harvey Sandler


                                                  Andrew Sandler
                                             -----------------------------------
                                                  Andrew Sandler


                                                  Barry Rubenstein
                                             -----------------------------------
                                                  Barry Rubenstein


                                                  Irwin Lieber
                                             -----------------------------------
                                                  Irwin Lieber


                                                  Barry Fingerhut
                                             -----------------------------------
                                                  Barry Fingerhut



                                   -22 of 26-

                                   SANDLER CAPITAL MANAGEMENT

                                   By: ARH Corp.


                                        By: Edward Grinacoff
                                            ------------------------------------
                                            Name: Edward Grinacoff
                                            Title: Secretary and Treasurer


                                            Phyllis Sandler
                                            ------------------------------------
                                            Phyllis Sandler

                                   SANDLER ASSOCIATES


                                        By: Andrew Sandler
                                            ------------------------------------
                                            Name: Andrew Sandler
                                            Title: General Partner


                                   J.K. MEDIA L.P.


                                        By: John Kornreich
                                            ------------------------------------
                                            Name: John Kornreich
                                            Title: General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                   -23 of 26-

Exhibit 7.01

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Price Communications Corporation and that this Agreement be included as an Exhibit to such statement on Schedule 13D.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 27th day of February, 1998.


                         21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: Edward Grinacoff
                                            -----------------------------------
                                            Name: Edward Grinacoff
                                            Title: Secretary and Treasurer



                         21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: Edward Grinacoff
                                            -----------------------------------
                                            Name: Edward Grinacoff
                                            Title: Secretary and Treasurer


                         21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: Edward Grinacoff
                                            -----------------------------------
                                            Name: Edward Grinacoff
                                            Title: Secretary and Treasurer


                                   -24 of 26-

                                                  Michael J. Marocco
                                             -----------------------------------
                                                  Michael J. Marocco


                                                  John Kornreich
                                             -----------------------------------
                                                  John Kornreich


                                                  Harvey Sandler
                                             -----------------------------------
                                                  Harvey Sandler


                                                  Andrew Sandler
                                             -----------------------------------
                                                  Andrew Sandler


                                                  Barry Rubenstein
                                             -----------------------------------
                                                  Barry Rubenstein


                                                  Irwin Lieber
                                             -----------------------------------
                                                  Irwin Lieber


                                                  Barry Fingerhut
                                             -----------------------------------
                                                  Barry Fingerhut



                                   -25 of 26-

                                   SANDLER CAPITAL MANAGEMENT

                                   By: ARH Corp.


                                        By: Edward Grinacoff
                                            ------------------------------------
                                            Name: Edward Grinacoff
                                            Title: Secretary and Treasurer


                                            Phyllis Sandler
                                            ------------------------------------
                                            Phyllis Sandler

                                   SANDLER ASSOCIATES


                                        By: Andrew Sandler
                                            ------------------------------------
                                            Name: Andrew Sandler
                                            Title: General Partner


                                   J.K. MEDIA L.P.


                                        By: John Kornreich
                                            ------------------------------------
                                            Name: John Kornreich
                                            Title: General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                   -26 of 26-